Mail Stop 6010

December 15, 2006

Mr. Timothy M. Adams
Vice President, Chief Financial Officer and
 Treasurer
Cytyc Corporation
250 Campus Drive
Marlborough, MA 01752

> **Re:** **Cytyc Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 22, 2006 and Subsequent Exchange Act Filings**
> **File No. 0-27558**

Dear Mr. Adams:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant